Exhibit 99.1

Brookfield Residential Properties Inc.

News Release

Investors, analysts and other interested parties can access Brookfield Residential’s 2012 Year End Results, Letter to Shareholders and Corporate Profile on the website at www.brookfieldrp.com.

The 2012 Fourth Quarter Results conference call can be accessed via webcast on Wednesday, February 13, 2013 at 11 a.m. (EST) at www.brookfieldrp.com or via teleconference at 1-800-319-4610 toll free in North America or for overseas calls, 1-604-638-5340.
Please dial in approximately ten minutes prior to the start time and use passcode 1231#. The teleconference recorded rebroadcast can be accessed until March 13, 2013 by dialing 1-800-319-6413 or 604-638-9010 using passcode 1231#.

BROOKFIELD RESIDENTIAL REPORTS 2012 YEAR END RESULTS

Calgary, Alberta, February 12, 2013 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”) today announced financial results based on U.S. Generally Accepted Accounting Principles (U.S. GAAP) for the three and twelve months ended December 31, 2012.

Fourth Quarter Highlights

“We are pleased to report that Brookfield Residential delivered strong performance in 2012. Income before income taxes increased to $129 million compared to recurring income before income taxes of $81 million in 2011. Our net income also improved markedly, increasing to $93 million, or $0.91 per share, from net income of $7 million, or $0.07 per share, in 2011,” commented Alan Norris, President and CEO of Brookfield Residential.  “Our fourth quarter is typically our most profitable and this held true in 2012. As a result, we exceeded the guidance targets we set at the end of the third quarter for annual pre-tax income by approximately $9 million.”

Results of Operations	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
(US$ millions, except per share amounts)	2012	2011	2012	2011
Total revenue	$715	$365	$1,340	$1,008
Income before income taxes	65	49	129	130
Income tax expense	(9)	(24)	(36)	(125)
Net income attributable to Brookfield Residential	56	26	93	7
Basic income per share	$0.52	$0.25	$0.92	$0.07
Diluted income per share	$0.52	$0.25	$0.91	$0.07
Total assets			$2,815	$2,579
Total liabilities			$1,475	$1,571

Net income for the three months ended December 31, 2012 totalled $56 million or $0.52 per share, compared to $26 million or $0.25 per share for the three months ended December 31, 2011. For the twelve months ended December 31, 2012, net income increased significantly to $93 million or $0.91 per share from $7 million or $0.07 per share for the twelve months ended December 31, 2011. This increase was the result of improved operating results in Canada and the U.S. and the inclusion in the 2011 results of a one-time valuation allowance taken against the Company’s U.S. deferred tax assets on the completion of the merger of Brookfield Office Properties’ residential division and Brookfield Homes Corporation on March 31, 2011.

The following table breaks out normalized and non-recurring items as a result of the merger that impacted revenue and income before income taxes. 2011 included $49 million of income before income taxes from a non-recurring change in business practice and the first quarter of 2012 included $9 million of interest on the transaction debt that was not included in the comparable period in 2011. Taking these items into account, income before income taxes for the three and twelve months ended December 31, 2012, improved $8 million and $57 million on a comparable basis over the same periods in 2011.

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	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
(US$ millions)	2012	2011	2012	2011
Income before income taxes	$65	$49	$129	$130
Non-recurring land income	–	8	–	(49)
Transaction debt interest expense	–	–	9	–
Comparable income before income taxes	$65	$57	$138	$81

“Our Canadian operations in both Alberta and Ontario continued to perform well throughout 2012,” commented Mr. Norris.  “We have also seen great improvement in the U.S. housing market over the last year. In general, while each regional market is at a slightly different stage of recovery, supply is tightening, demand is increasing and, hence, house prices are rising.”

Fourth Quarter Financial Highlights
	Three Months Ended Dec. 31		Twelve Months Ended Dec.31
(US$ millions, except per unit activity and avg. selling price)	2012	2011	2012	2011
Land revenue – normalized	$407	$130	$622	$335
Land revenue – non-recurring	–	36	–	189
Lot closings – normalized (single family lots)	1,019	733	2,142	1,869
Lot closings – non-recurring (single family lots)	–	201	–	1,043
Lot closings – for unconsolidated entities (single family lots)	140	–	140	179
Avg lot selling price – normalized (single family lots)	$159,000	$139,000	$155,000	$160,000
Avg lot selling price – non-recurring (single family lots)	–	$165,000	–	$166,000
Avg lot selling price – for unconsolidated entities (single family lots)	$131,000	–	$131,000	$63,000
Acre closings – normalized (multi, industrial, commercial parcels)	79	26	104	34
Acre closings – non-recurring (multi, industrial, commercial parcels)	–	3	–	19
Avg per acre selling price – normalized (multi, industrial, commercial parcels)	$3,110,000	$1,037,000	$2,619,000	$1,010,000
Avg per acre selling price – non-recurring (multi, industrial, commercial parcels)	–	$1,089,000	–	$848,000
Housing revenue	$308	$199	$718	$484
Home closings for Brookfield Residential (units)	725	528	1,808	1,295
Home closings for unconsolidated entities (units)	30	21	74	35
Avg home selling price	$425,000	$378,000	$397,000	$374,000
Net new orders for Brookfield Residential (units)	447	358	1,980	1,584
Net new orders for unconsolidated entities (units)	19	12	77	51
Backlog for Brookfield Residential (units at end of period)	817	645	817	645
Backlog for unconsolidated entities (units at end of period)	17	14	17	14

Three Months Ended December 31, 2012

For the three months ended December 31, 2012, land revenue totalled $407 million, compared to $166 million during the same period in 2011. Included in 2012 land revenue was approximately $264 million from the sale of three apartment sites totalling approximately 22 acres and 195 for-sale residential lots at the recently acquired Playa Vista community.  Approximately $36 million of the land revenue from 2011 was due to the non-recurring change in business practice for lot sales in Alberta.  Taking both of these items into account, land revenue increased by $13 million over the same period of 2011 and was driven by increased lot sales in the U.S. as our markets improved.

For the three months ended December 31, 2012, housing revenue increased to $308 million from $199 million during the same period of 2011. This reflects a 37% increase in home closings and a 12% increase in our average home selling price. Sales activity continued to be strong in the fourth quarter with a 25% year-over-year increase in overall net new home orders.

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Twelve Months Ended December 31, 2012

For the twelve months ended December 31, 2012, land revenue totalled $622 million, compared to $524 million during the same period in 2011. Approximately $189 million of the land revenue from 2011 was due to the change in business practice referred to above, while, $264 million of the 2012 revenue was from the sales at Playa Vista.  Taking this into account land revenue for the twelve months ended December 31, 2012 increased by $23 million or 7% over the same period of 2011, driven by the sale of multi-family and commercial parcels in Canada and higher lot closings in both Canada and the U.S.

For the twelve months ended December 31, 2012, housing revenue increased by $234 million from the same period in 2011 to $718 million. This improvement reflects a 40% increase in home closings and a 6% increase in our average home selling price compared to the same period in 2011.  At December 31, 2012, the backlog of units increased by approximately 27% to 817 homes from 645 homes at December 31, 2011, reflecting strong sales demand in all of our markets.

Key Initiatives

During the fourth quarter, the Company completed several key strategic initiatives. In December, building on its relationship with California State Teachers’ Retirement System (CalSTRS) in Southern California, Brookfield Residential entered into a joint venture with CalSTRS to develop a 370-acre parcel of premier land in the highly desirable northwest quadrant of Calgary with an anticipated development of 2,500 units.

Brookfield Residential also acquired the Playa Capital Company LLC (“PCC”), which owned approximately 2,250 units on more than 65 acres of land at Playa Vista in Los Angeles, California.  Playa Vista is in a highly desirable Los Angeles community located close to the ocean, job markets, and schools and also hosts an array of amenities.  Brookfield Residential purchased PCC, which comprises the remaining residential units in Playa Vista, along with other ancillary assets and the assumption of infrastructure liabilities pursuant to the Master Plan as well as certain additional ongoing obligations.

Immediately after the acquisition of PPC, three apartment sites were sold totalling approximately 22 acres, or 1,500 units, and 195 for-sale residential lots to three different and well respected builders.  Brookfield Residential will be developing the second and final phase of this live-work-play community that will include approximately 500 mixed-use residential lots located between the Westchester Bluffs and Marina del Rey.

“We were also successful in executing our capital plan in the fourth quarter. In addition to issuing $233 million of common equity, we completed an offering of $600 million of eight-year unsecured senior notes at 6.5%. The equity offering allowed us to reduce our year-end debt-to-total capitalization ratio to 43%, and to provide a more robust public float for our shareholders. The new debt replaced our existing transaction debt, which arose from our 2011 merger, and enabled us to pay down certain other project debt while lowering our overall interest cost,” stated Mr. Norris.  “We ended 2012 with a market capitalization of over $2 billion and available liquidity of approximately $650 million, including undrawn credit lines and cash on hand, providing a very solid capital base from which to move forward.”

Mr. Norris added that Brookfield Residential’s “strategic focus remains on enhancing our market position and developing land and building homes in premier regions across North America.  We have key parcels of land in every market we are in and will continue to focus on strengthening our land and homebuilding operations. In 2013, homebuilding operations have been added in Denver, Colorado where we’ve previously focused on land development and we are also exploring the opportunity to develop a program that will support the infrastructure financing of third party residential real estate development in select markets.”

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Outlook

Our view for the coming year is for a much improved U.S. housing market and a generally stable Canadian market. As the U.S. housing market improves and house prices increase, we anticipate that our land assets will continue to appreciate in value. In many of our markets, a 10% increase in house prices can translate into a 20% to 30% increase in the underlying finished lot value.  This inherent leverage in our existing lands is what differentiates us from many others in the residential arena. Our sizable land inventory places us in the enviable position of not having to replenish lands each year at ever-increasing prices. Instead, we are able to optimize returns on our assets by selling finished lots into a supply constrained environment.

“We remain excited about the potential for our Company,” commented Mr. Norris. “Given our strong asset base, our solid capital position, and our industry-leading teams of residential real estate specialists, we believe we have at hand all of the tools we need to create tremendous shareholder value as the U.S. markets recover and the Canadian economy remains stable.  We are therefore optimistic that our 2013 income before income taxes will exceed 2012,” stated Mr. Norris.

ADDITIONAL INFORMATION

The attached financial statements are based primarily on information that has been extracted from our financial statements for the three and twelve months ended December 31, 2012, which have been prepared using the standards and interpretations currently issued under U.S. GAAP.

The Letter to Shareholders and the Company’s Corporate Profile for the quarter ended December 31, 2012 contain further information on the Company’s strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on the Company’s website at www.brookfieldrp.com.

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Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

Please note that Brookfield Residential’s unaudited quarterly reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com. Hard copies of the quarterly and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Nicole French Manager, Investor Relations & Communications Tel: (403) 231-8952 Email: nicole.french@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

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Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws.  Certain statements in this news release that are not historical facts, including information concerning possible or assumed future results of operations of the company, potential acquisition opportunities, timing of entitlements and development and expected number of lots at our northwest Calgary asset, development of the Playa Vista asset, operations in Denver, Colorado, potential infrastructure financing programs, guidance for 2013, expected strength of the Alberta and Ontario housing markets, anticipated improvements in the U.S. housing markets and impact on land values, the company’s 2013 outlook, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; any increase in unemployment or underemployment; decline of the market value of our land and housing inventories; significant inflation or deflation; inability to raise capital on favorable terms or at all; failure in our financial and commercial controls; changes to foreign currency exchange rates; difficultly enforcing civil liabilities in the United States against us and our directors and officers; higher cancellation rates of existing agreements of sale; major health and safety incident relating to our business; utility and resource shortages or rate fluctuations; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  However, any further disclosures made on related subjects in subsequent reports should be consulted.

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Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
(US$ thousands, except per share amounts)	2012	2011	2012	2011

Revenue
Land	$406,746)	$165,116	$621,905	$524,095
Housing	308,303	199,385	718,465	483,990
	715,049	364,501	1,340,370	1,008,085
Direct Cost of Sales
Land	(345,464)	(106,483)	(449,313)	(326,712)
Housing	(257,844)	(170,257)	(598,340)	(413,429)
	111,741	87,761	292,717	267,944
Selling, general and administrative expense	(40,681)	(28,691)	(128,377)	(101,030)
Equity in earnings from unconsolidated entities	6,383	191	9,882	4,119
Depreciation	(912)	(810)	(3,386)	(3,544)
Interest expense	(10,405)	(11,625)	(41,406)	(37,077)
Other (expense) / income	(1,007)	2,151	(800)	(252)
Income Before Income Taxes	65,119	48,977	128,630	130,160
Current income tax expense	(14,149)	(4,645)	(45,879)	(22,240)
Deferred income tax recovery / (expense)	5,345	(19,305)	9,788	(103,085)
Net Income	56,315	25,027	92,539	4,835
Net (income) / loss attributable to non-controlling interests and other interests in consolidated subsidiaries	(414)	777	622	2,453
Net Income Attributable to Brookfield Residential	$55,901	$25,804	$93,161	$7,288

Unrealized foreign exchange gain / (loss) on:
Translation of the net investment in Canadian subsidiaries	(4,200)	15,705	20,369	(13,648)
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries	–	(14,230)	(18,240)	24,768
Comprehensive Income Attributable to Brookfield Residential	$51,701	$27,279	$95,290	$18,408

Earnings per Common Share Attributable to Brookfield Residential
Basic	$0.52	$0.25	$0.92	$0.07
Diluted	$0.52	$0.25	$0.91	$0.07

Weighted Average Common Shares Outstanding (in thousands)
Basic	107,160	99,343	101,609	99,949
Diluted	107,759	99,611	102,054	100,217

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Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at
(US$ thousands)	Dec. 31, 2012	Dec. 31, 2011

Assets
Land and housing inventory	$2,250,256	$2,113,245
Investments in unconsolidated entities	155,352	143,821
Receivables and other assets	335,611	310,443
Restricted cash	13,596	9,128
Cash and cash equivalents	49,826	2,162
Deferred Income Tax Assets	10,552	–
	$2,815,193	$2,578,799

Liabilities and Equity
Project specific and other financings	$459,329	$825,687
Notes Payable	–	469,776
Unsecured Senior Notes payable	590,845	–
Total financings	1,050,174	1,295,463
Accounts payable and other liabilities	425,179	247,420
Deferred income tax liabilities	–	27,773
Total liabilities	1,475,353	1,570,656
Other interests in consolidated subsidiaries	32,445	32,434
Total equity	1,307,395	975,709
	$2,815,193	$2,578,799

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